News Release TSX-V: PDO 2010-10 May 25, 2010

PORTAL APPOINTS BARRY REID TO OIL & GAS ADVISORY BOARD

VANCOUVER, BRITISH COLUMBIA, May 25, 2010 – Portal Resources Ltd. ("Portal” or the "Company")  (TSX.V: PDO) (FWB: P5H) is pleased to announce the appointment of Mr. Barry J. Reid, B.Sc., P.Eng., to the Company’s Oil and Gas Advisory Board.  Mr. Reid is an accomplished mechanical engineer (University of Alberta 1984) with 25 years of oil and gas experience in Western Canada covering all aspects of the oil and gas business from corporate start ups, project evaluations and acquisitions through design and implementation, to the management and optimization of production projects.  Most recently he has successfully built and sold two of his own private E&P companies.

During his career Mr. Reid has held positions with Husky Energy/Renaissance Energy and Dome Petroleum among others. As a Senior Exploitation Engineer with Husky Energy Mr. Reid’s responsibilities included pool development, optimization and an ongoing review of new techniques for horizontal drilling, water shut-offs, stimulations and re-completions. His accomplishments include the full cycle development of the Suffield Military Block with estimated original oil in place of 65 million barrels completing 35 horizontal wells and associated facilities within a 6 month timeframe; production peaked at 1,800 barrels of oil per day. While at Dome Petroleum, Mr. Reid held positions in the areas of Field and Production Operations, Facilities and Corrosion Project Management.

“Mr. Reid has a solid engineering track record combined with a wealth of oil and gas company building experience and I believe that he will be an invaluable addition to Portal’s Oil and Gas Advisory Board as we build this business.” (stated David Hottman, Chairman, CEO)

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net